SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

04045078

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

September 21, 2004

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED 2004 SEP 27 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

September 21, 2004	Stock Exchange Announcement – Trading Update
September 21, 2004	Trading Statement/Trading Update
September 13, 2004	Trading Update (notice of Trading Update)

PROCESSED
SEP 28 2004
THOMSON FINANCIAL

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: Christopher C. Roberts
Christopher C. Roberts

9/27

Enclosures
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-49.doc
T:100104

REG-Electrocomponents Trading Statement

RNS Number:1387D
Electrocomponents PLC
21 September 2004

Embargoed until 7.00am 21 September 2004

ELECTROCOMPONENTS PLC TRADING UPDATE

Electrocomponents plc, the major international high service distributor of electronic, electrical, industrial and commercial supplies, has today given a trading and business update.

Ahead of forthcoming meetings with analysts and investors we are updating the market on trading and other developments since the last statement made at the Annual General Meeting on 16 July 2004.

The Board expects that profit before tax and goodwill amortisation for the half-year to 30 September 2004 will be around £51m. This would be an increase of about 13% on last year, despite adverse movements in exchange rates and increased pension contributions. Cash flow remains strong.

The Group's year-on-year sales growth rate in the first half to date has been around 6% (at constant exchange rates and adjusted for trading days). The UK business grew at over 2%, Allied in North America at over 20%, Japan at about 30% and Asia, including Australasia, achieved double digit growth. Overall sales growth in the Rest of Europe of over 2% was held back by a small decline in France; the other businesses increased growth to around 6%. French sales were impacted by disruption to customer service following the implementation of new systems in June 2003 though service levels have now been restored and profitability was higher than last year.

The next implementation in the United Kingdom encompasses the global supply chain and will take place in the second half of calendar 2005. To achieve success additional costs of £3m this year and £8m next year will be incurred, together with a stock build this year of £13m above normal requirements. Additional annual depreciation of £5m will be triggered by the implementation.

Given the strong underlying cash flow of the Group the Board expects to declare an interim dividend of 5.8p per share (an increase of 3.6% on last year) with the announcement of the half-year results on 9 November 2004.

The improvement in Group sales provides confidence that our enhanced selling and marketing activities are increasingly effective and this investment will continue.

Contacts:

Ian Mason	Chief Executive	01865 204000
Jeff Hewitt	Deputy Chairman / Finance Director	01865 204000
Diana Soltmann	Flagship Consulting Ltd	0207 886 8440
Andy Berry	Flagship Consulting Ltd	0207 886 8440

REG-Electrocomponents Trading Statement

RNS Number:1387D
Electrocomponents PLC
21 September 2004

Embargoed until 7.00am 21 September 2004

ELECTROCOMPONENTS PLC TRADING UPDATE

Electrocomponents plc, the major international high service distributor of electronic, electrical, industrial and commercial supplies, has today given a trading and business update.

Ahead of forthcoming meetings with analysts and investors we are updating the market on trading and other developments since the last statement made at the Annual General Meeting on 16 July 2004.

The Board expects that profit before tax and goodwill amortisation for the half-year to 30 September 2004 will be around £51m. This would be an increase of about 13% on last year, despite adverse movements in exchange rates and increased pension contributions. Cash flow remains strong.

The Group's year-on-year sales growth rate in the first half to date has been around 6% (at constant exchange rates and adjusted for trading days). The UK business grew at over 2%, Allied in North America at over 20%, Japan at about 30% and Asia, including Australasia, achieved double digit growth. Overall sales growth in the Rest of Europe of over 2% was held back by a small decline in France; the other businesses increased growth to around 6%. French sales were impacted by disruption to customer service following the implementation of new systems in June 2003 though service levels have now been restored and profitability was higher than last year.

The next implementation in the United Kingdom encompasses the global supply chain and will take place in the second half of calendar 2005. To achieve success additional costs of £3m this year and £8m next year will be incurred, together with a stock build this year of £13m above normal requirements. Additional annual depreciation of £5m will be triggered by the implementation.

Given the strong underlying cash flow of the Group the Board expects to declare an interim dividend of 5.8p per share (an increase of 3.6% on last year) with the announcement of the half-year results on 9 November 2004.

The improvement in Group sales provides confidence that our enhanced selling and marketing activities are increasingly effective and this investment will continue.

Contacts:

Ian Mason	Chief Executive	01865 204000
Jeff Hewitt	Deputy Chairman / Finance Director	01865 204000
Diana Soltmann	Flagship Consulting Ltd	0207 886 8440
Andy Berry	Flagship Consulting Ltd	0207 886 8440

END

REG-Electrocomponents Notice of Trading Update

RNS Number:8721C
Electrocomponents PLC
13 September 2004

ELECTROCOMPONENTS PLC ('the Company')

TRADING UPDATE

In line with our regular practice, we will be releasing a routine trading update on Tuesday 21 September 2004.

CARMELINA CARFORA

Group Company Secretary

13 September 2004

END